Exhibit 99.1

Stockholm, Sweden	December 16, 2020

Calliditas announces final outcome of simplified mandatory offer to the shareholders of Genkyotex

Calliditas Therapeutics AB (publ) (“Calliditas”) (Nasdaq OMX - CALTX; NASDAQ - CALT) submitted a simplified public mandatory offer to the shareholders of Genkyotex on 26 November 2020. After the end of the acceptance period on December 11, Calliditas now controls 86.2 percent of the shares in Genkyotex.

Calliditas acquired 7,236,515 ordinary shares in Genkyotex SA (“Genkyotex”) (Euronext Paris & Brussels: FR0013399474 - GKTX) on November 3, 2020, corresponding to 62.7 percent of the share capital and voting rights, from Genkyotex's largest shareholders and management group. On November 26, 2020, Calliditas submitted a simplified public mandatory cash offer of EUR 2.80 and non-transferable contingent rights, per share to the remaining shareholders in Genkyotex. In the final outcome after the acceptance period, 2,885,161 shares have been tendered into the offer. As result Calliditas controls a total of 10,121,676 shares in Genkyotex, which corresponds to 86.2 percent of the share capital and the total number of votes in Genkyotex.

For further information, please contact:

Marie Galay, IR Manager, Calliditas

Tel.: +44 7955129845, email: marie.galay@calliditas.com

The information was sent for publication, through the agency of the contact persons set out above, on December 16, 2020 at 5.45 p.m. CET.

About Calliditas

Calliditas Therapeutics is a specialty pharmaceutical company based in Stockholm, Sweden focused on identifying, developing and commercializing novel treatments in orphan indications, with an initial focus on renal and hepatic diseases with significant unmet medical needs. Calliditas’ lead product candidate, Nefecon, is a proprietary, novel oral formulation of budesonide, an established, highly potent local immunosuppressant, for the treatment of the autoimmune renal disease IgA nephropathy, or IgAN, for which there is a high unmet medical need and there are no approved treatments. Calliditas is running a global Phase 3 trial within IgAN and, if approved, aims to commercialize Nefecon in the United States. Calliditas is listed on Nasdaq Stockholm (ticker: CALTX) and the Nasdaq Global Select Market (ticker: CALT). Visit www.calliditas.com for further information.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, as amended, including, without limitation, statements regarding the regulatory pathway for Nefecon, plans for submissions for marketing approvals, plans and strategies for commercialization of Nefecon, if approved, the conduct of Part B of the NefIgArd clinical trial, Calliditas’ strategy, business plans and focus. The words “may,” “will,” “could,” “would,” “should,” “expect,” “plan,” “anticipate,” “intend,” “believe,” “estimate,” “predict,” “project,” “potential,” “continue,” “target” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Any forward-looking statements in this press release are based on management’s current expectations and beliefs and are subject to a number of risks, uncertainties and important factors that may cause actual events or results to differ materially from those expressed or implied by any forward-looking statements contained in this press release, including, without limitation, any related to regulatory filings submissions for Nefecon, the continuation of Part B of the NefIgArd study, Calliditas’’ business, operations, clinical trials, supply chain, strategy, goals and anticipated timelines, competition from other biopharmaceutical companies, and other risks identified in the section entitled “Risk Factors” in Calliditas’ reports and other filings filed with the Securities and Exchange Commission. Calliditas cautions you not to place undue reliance on any forward-looking statements, which speak only as of the date they are made. Calliditas disclaims any obligation to publicly update or revise any such statements to reflect any change in expectations or in events, conditions or circumstances on which any such statements may be based, or that may affect the likelihood that actual results will differ from those set forth in the forward-looking statements. Any forward-looking statements contained in this press release represent Calliditas’’ views only as of the date hereof and should not be relied upon as representing its views as of any subsequent date.